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[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

                      June 23, 2005

VIA FEDERAL EXPRESS AND EDGAR

Re:	KKR Financial Corp. Registration Statement on Form S-11/A File No. 333-124103

Securities and Exchange Commission
Station Place
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Geoffrey M. Ossias

        Dear Mr. Ossias:

        On behalf of KKR Financial Corp. (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated June 22, 2005 (the "comment letter") relating to the above-referenced Registration Statement on Form S-11/A filed on June 21, 2005 (the "Registration Statement"). We have revised the Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 5 to the Registration Statement ("Amendment No. 5"), which reflects these revisions and updates a limited amount of other information.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 5.

Form S-11/A filed June 21, 2005

General

1.
We note from the $250 million loan agreement with JP Morgan and Citigroup, attached as Exhibit 10.9 to your registration statement, that your overall leverage is limited to 12.5. Please disclose this limitation on page 4 of your summary and discuss it in your MD&A, on page 63, in terms of your actual overall leverage and your anticipated leverage going forward.

  In response to the Staff's comment, the Company has revised the disclosure on pages 4, 64, 81 and 109.

Distribution Policy, page 17

2.
Please disclose how you intend to pay the anticipated second-quarter distribution (i.e., working capital). Also, with respect to your April distribution, please disclose here that it exceeded net income by $4.2 million in the first quarter and was paid out of cash on hand.

  In response to the Staff's comment, the Company has revised the disclosure on pages 17, 52, 76, 77 and 83.

Risk Factors, page 20

3.
We note the $250 million loan agreement with JP Morgan and Citigroup, attached as Exhibit 10.9 to your registration statement. We further note, from page 181, a $36 million demand loan from JP Morgan. Please discuss in detail the risk related to financial covenants and default provisions contained in these agreements (including what constitutes default). Your discussion should be separate from the risk factor described on page 43, related to failure to make a required distribution. However, your discussion should encompass, among other things:

    •
    the limitation on distributions in excess of 100% of taxable income (please clarify whether you mean REIT taxable income);

    •
    the prohibition on distributions in the event of default (please define default); and

    •
    limitations on your ability to incur new debt (please discuss specifically whether you would be able to incur debt to meet your short-term liquidity needs, such as distributions).

  Also, please attach the demand loan agreement to your registration statement as an exhibit.

  In response to the Staff's comment, the Company has revised the disclosure on pages 39, 40 and 45.

  In addition, the Company respectfully submits that the $36 million JP Morgan demand loan agreement contains no covenants or defaults restricting the Company's operations or its ability to make distributions and is otherwise immaterial in amount and significance. Accordingly, pursuant to item 601(b) of Regulation S-K the agreement has not been filed as an exhibit to the Registration Statement.

* * * * * * *

        Please call me (212-455-2948) or Andrew J. Sossen (212-455-7275) of my firm if you wish to discuss our responses to the comment letter.

Very Truly Yours,
Joseph H. Kaufman

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[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]
Form S-11/A filed June 21, 2005